Exhibit 99.1

Media Release

March 27, 2015

TELUS closes $1.75 billion of debt offerings

Average term to maturity now 11.1 years, compared to 10.9 years at the end of 2014

Average cost of long-term debt now 4.42 per cent compared to 4.72 per cent at the end of 2014

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of $1.75 billion in senior unsecured notes in three series: Series CS, $250 million of three-year Notes with a 1.50 per cent interest rate, maturing on March 27, 2018; Series CT, $1.0 billion of seven-year Notes with a 2.35 per cent interest rate, maturing on March 28, 2022; and Series CU, $500 million of long 30-year Notes with a 4.40 per cent interest rate, maturing on January 29, 2046.

The net proceeds will be used to fund all, or a portion of, the remaining $1.2 billion required to acquire the AWS-3 spectrum licences and repay short term indebtedness, with any remaining balance used for general corporate purposes.

“The confidence capital markets have in TELUS’ operational performance and investment grade balance sheet is reflected in our ability to successfully raise $1.75 billion through oversubscribed three-year, seven-year and 30-year Notes,” said Darren Entwistle, TELUS Executive Chair. “Upon closing of our debt offering, the average term to maturity of TELUS’ long-term debt will increase to 11.1 years and TELUS’ weighted average cost of long-term debt will decline 30 basis points to 4.42 per cent.”

Joe Natale, President and Chief Executive Officer, added, “Over the past two spectrum auctions we have increased our national spectrum holdings by more than 40 per cent to support our number one corporate priority of putting customers first. Wireless data consumption is doubling every 12 to 18 months, and we have responded by investing appropriately to extend the capacity of our world-class network to support additional data consumption while also enabling the expansion of our wireless customer base.”

The offering was made pursuant to a prospectus supplement dated March 24, 2015 to TELUS’ short form base shelf prospectus dated November 19, 2014 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12 billion of annual revenue and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines, 1.5 million Internet subscribers and 916,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Darrell Rae

TELUS Investor Relations

(604) 697-8192

ir@TELUS.com

Liz Sauvé

TELUS Media Relations

(604) 453-2488

Liz.Sauve@TELUS.com

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